Notice to ASX/LSE 30 June 2021 Rio Tinto declares force majeure at Richards Bay Minerals Rio Tinto has declared force majeure on customer contracts at Richards Bay Minerals (RBM) in South Africa due to an escalation in the security situation at the operations. This has led to the decision to cease operations until the safety and security position improves. Rio Tinto chief executive Minerals, Sinead Kaufman, said: “The safety of our people is our top priority. We continue to offer our full support to the investigating authorities and I would like to acknowledge the ongoing support of the regional and national governments and South African Police Service as we work together to ensure that we can safely resume operations.” All mining and smelting operations at RBM have been halted until further notice. The Zulti South project has remained on full suspension since the security and community issues in 2019. EXHIBIT 99.7

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com